(As filed with the Securities and Exchange Commission on March 31, 2004)

File No. 70-10167

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1/A

AMENDMENT NO. 2
TO
APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

WGL Holdings, Inc.
Washington Gas Light Company
Crab Run Gas Company
Hampshire Gas Company
Washington Gas Resources Corporation
American Combustion Industries, Inc.
Brandywood Estates, Inc.
WG Maritime Plaza I, Inc.
Washington Gas Energy Services, Inc.
Washington Gas Energy Systems, Inc.
Washington Gas Consumer Services, Inc.
Washington Gas Credit Corporation

101 Constitution Avenue, N.W.
Washington, D.C. 20080

(Names of companies filing this statement and addresses of principal executive offices)

WGL Holdings, Inc.

(Name of top registered holding company parent of each applicant or declarant)

Beverly J. Burke
Vice President and General Counsel
WGL Holdings, Inc.
101 Constitution Avenue , N.W.
Washington, D.C. 20080

(Name and address of agent for service)

The Commission is requested to mail copies of all orders, notices and other communications to:

Douglas V. Pope, Secretary
WGL Holdings, Inc.

101 Constitution Avenue , N.W.
Washington, D.C. 20080

TABLE OF CONTENTS

ITEM 1.	DESCRIPTION OF PROPOSED TRANSACTION			4
	1.1	Introduction		4
	1.2	Description of the Subsidiaries		4
		1.2.1	Gas Utility Operations	4
		1.2.2	Non-Utility Businesses of WGL Holdings and Subsidiaries	5
	1.3	Capitalization of WGL Holdings and Subsidiaries		5
	1.4	Summary of Current Financing Authority		6
	1.5	Summary of Requested Approvals; Use of Proceeds		8
	1.6	Description of Proposed Financing Program		8
		1.6.1	Parameters Applicable to Authorized External Financing Transactions	9
		1.6.2	WGL Holdings External Financing	9
			(a) Common Stock	10
			(b) Long-term Debt, Preferred Stock and other Preferred or Equity-Linked Securities	12
			(c) Short-term Debt	13
		1.6.3	Washington Gas Financing	13
		1.6.4	Non-Utility Subsidiary Financing	13
	1.7	Guarantees and Other Forms of Credit Support		13
		1.7.1	WGL Holdings Guarantees	13
		1.7.2	Non-Utility Subsidiary Guarantees	15
	1.8	Hedging Transactions		15
		1.8.1	Interest Rate Hedges	15
		1.8.2	Anticipatory Hedges	16
	1.9	System Money Pool		16
	1.10	Changes in Capital Stock of Subsidiaries		18
	1.11	Financing Subsidiaries		18
	1.12	Intermediate Subsidiaries		20
	1.13	Certificates of Notification		21
ITEM 2.	FEES, COMMISSIONS AND EXPENSES			22
ITEM 3.	APPLICABLE STATUTORY PROVISIONS			22
	3.1	General		22
	3.2	Compliance with Rules 53 and 54		22
ITEM 4.	REGULATORY APPROVALS			24
ITEM 5.	PROCEDURE			25
ITEM 6.	EXHIBITS AND FINANCIAL STATEMENTS			25
ITEM 7.	INFORMATION AS TO ENVIRONMENTAL EFFECTS			27

Item 1. Description of Proposed Transaction.

          1.1 Introduction. WGL Holdings, Inc. (“WGL Holdings” or “The Company”) through its subsidiaries, sells and delivers natural gas and provides a variety of energy-related products and services to customers in the metropolitan Washington, D.C., Maryland and Virginia areas and beyond. The Company’s core subsidiary, Washington Gas Light Company (“Washington Gas”), is involved in the distribution and sale of natural gas that is predominantly regulated by state regulatory commissions. The Company, through its unregulated subsidiaries, offers energy-related products and services that are closely related to its core business. The majority of these energy-related activities are performed by wholly-owned subsidiaries of Washington Gas Resources Corporation.

     As used in this Application/Declaration, the term “Non-Utility Subsidiaries” means each of the existing non-utility subsidiaries of WGL Holdings, and their respective subsidiaries, and any direct or indirect non-utility company acquired or formed by WGL Holdings or any Non-Utility Subsidiary in the future in a transaction that has been approved by the Commission in this proceeding (see specifically Items 1.11 and 1.12, below), in a separate proceeding, or in a transaction that is exempt under the Act (specifically, Sections 32, 33 or 34) or by rule or regulation (including, specifically, Rule 58). The term “Subsidiaries” means Washington Gas and the Non-Utility Subsidiaries. WGL Holdings and the Subsidiaries are sometimes referred to collectively as the “WGL Holdings System” or as the “Applicants.”

     This Application/Declaration seeks authorization and approval of the Commission with respect to ongoing financing activities of WGL Holdings and the Subsidiaries, intrasystem extensions of credit, interest rate hedging measures, the creation of specified types of new subsidiaries, the payment of dividends out of capital and unearned surplus by non-utility subsidiaries, and other related matters pertaining to WGL Holdings and the Subsidiaries.

     For the twelve months ended September 30, 2003, WGL Holdings reported consolidated operating revenues of $2,064,248,000, of which $1,301,057,000 (63.0%) were derived from regulated sales of gas and transportation service and $763,191,000 (37.0%) were from diversified non-utility activities, including unregulated sales of gas and the sale, installation and servicing of residential and commercial heating, ventilating and air conditioning (“HVAC”) equipment. At September 30, 2003, WGL Holdings reported consolidated assets of $2,436,052,000, including net property, plant and equipment of $1,874,923,000 and current assets of $408,885,000.

          1.2 Description of the Subsidiaries.

          1.2.1 Gas Utility Operations. Washington Gas is a public utility that delivers and sells natural gas to customers in Washington, D.C. and adjoining areas in Maryland, Virginia and several cities and towns in the northern Shenandoah Valley of Virginia. Washington Gas has been engaged in the gas distribution business for 156 years, having been originally incorporated by an Act of Congress in 1848. It became a domestic corporation of the Commonwealth of Virginia in 1953 and a corporation of the District of Columbia in 1957. On April 1, 2000, Washington Gas merged its former wholly owned gas distribution subsidiary, Shenandoah Gas

Company into itself. As of September 30, 2003, the merged company served 959,922 customer meters in an area having a population estimated at 5.0 million. During the fiscal years ended September 30, 2003, 2002 and 2001, Washington Gas’ regulated operations reported operating revenues of $1,313 million, $939 million and $1,459 million, respectively or 64 percent, 59 percent and 75 percent, respectively, of WGL Holdings’ total operating revenues. Effective November 1, 2000, Washington Gas and its direct or indirect subsidiaries became subsidiaries of WGL Holdings, a holding company registered under the Public Utility Holding Company Act of 1935 (“The Act”).

          1.2.2 Non-Utility Businesses of WGL Holdings and Subsidiaries. In addition to its regulated utility operations, WGL Holdings has three other wholly-owned subsidiaries. The following paragraphs describe each subsidiary in the WGL Holdings corporate structure at September 30, 2003.

Crab Run Gas Company (“Crab Run”)—is an exploration and production company whose assets are managed by an Oklahoma-based limited partnership. WGL Holdings’ investment in this subsidiary and partnership is not material and management expects that future investments in Crab Run will be minimal.

Hampshire Gas Company (“Hampshire”)— is a regulated natural gas storage business that operates an underground storage field in the vicinity of Augusta, West Virginia. Hampshire serves Washington Gas under a tariff administered by the Federal Energy Regulatory Commission (“FERC”).

Washington Gas Resources Corp. (“WGRC”)—owns the majority of the Company’s non-utility, non-regulated subsidiaries. WGRC’s subsidiaries, which are described below, include American Combustion Industries, Inc. (“ACI”), Brandywood Estates, Inc. (“Brandywood”), WG Maritime Plaza I, Inc. (“WG Maritime”), Washington Gas Energy Services, Inc. (“WGEServices”), Washington Gas Energy Systems, Inc. (“WGESystems”), Washington Gas Consumer Services, Inc. (“Consumer Services”) and Washington Gas Credit Corporation (“Credit Corp.”).

ACI—is a full-service mechanical contractor that offers turnkey products and services associated with the design, renovation, sale, installation and service of HVAC systems. ACI serves the industrial, commercial and institutional sectors in Washington, Baltimore, Philadelphia, Richmond and Northern Virginia areas.

Brandywood—was formerly engaged with a major developer in a venture to develop a certain property in Prince George’s County, Maryland. In June of 2003, Brandywood sold its remaining interest in the property and is currently inactive.

WG Maritime—is a partner with a major developer whose purpose is to develop a 12-acre parcel owned by Washington Gas in the District of Columbia. The development is intended to be a mixed-use commercial project that will be implemented in five phases. The entire project is expected to be completed over a five-to-ten year period, depending on market demand. To date, Washington Gas has entered into two ninety-nine year ground leases for the first and second phases.

None of the Subsidiaries, including Washington Gas, will make capital investments in this venture or play an active role in any development or management activities.

WGEServices—is engaged in the sale of natural gas and electricity to retail customers in unregulated markets. At September 30, 2003, WGEServices served approximately 153,400 residential, commercial and industrial natural gas customers and 76,000 electricity customers both inside and outside Washington Gas’ traditional service territory. WGEServices purchases natural gas and electricity for resale and does not own electric generation, transmission or distribution facilities.

WGESystems—provides commercial energy services, including the design and renovation of mechanical HVAC systems in the District of Columbia and parts of Virginia and Maryland.

Consumer Services—was created to evaluate and perform various non-regulated, energy-related functions. This subsidiary is currently inactive.

Credit Corp.—offered financing to customers to purchase gas appliances and other energy-related equipment. It is no longer offering new loans, but continues to service existing loans.

          1.3 Capitalization of WGL Holdings and Subsidiaries.

          As of September 30, 2003, WGL Holdings had issued and outstanding 48,611,563 shares of common stock, no par value. WGL Holdings’ common stock is listed for trading on the New York Stock Exchange. In addition, Washington Gas has issued and outstanding three series of serial preferred stock, without par value, which are traded over the counter.

          At September 30, 2003, Washington Gas had issued and outstanding $633.1 million principal amount of unsecured medium-term notes issued under an indenture, dated as of September 1, 1991, between Washington Gas and The Bank of New York, as Trustee (Exhibit B-2 hereto), as supplemented by a supplemental indenture, dated as of September 1, 1993 (Exhibit B-3 hereto). Substantially all of Washington Gas’ properties are subject to the lien created under the Washington Gas mortgage, dated January 1, 1933, as supplemented and amended, securing any first mortgage bonds issued by Washington Gas. Washington Gas has retired all of its outstanding first mortgage bonds and does not have any current plans to issue any new first mortgage bonds.

          WGL Holdings and Washington Gas satisfy their short-term financing requirements through the sale of commercial paper, bank borrowings and with respect to Washington Gas, from a system money pool, described below. The Company maintains revolving credit agreements to support its outstanding commercial paper. Currently, WGL Holdings has a revolving credit agreement of $130 million, which expires May 1, 2004. Washington Gas has a revolving credit agreement of $175 million which will also expire May 1, 2004. The borrowing options under these various credit facilities include the lender’s prime lending rate and other options, as may be negotiated between the banks and the companies from time to time. At September 30, 2003, WGL Holdings had $101.4 million in commercial paper outstanding at a weighted average cost of 1.18% and Washington Gas had $65.2 million in commercial paper outstanding at a weighted average cost of 1.16%.

          Set forth in the table below is a summary of WGL Holdings’ consolidated capital structure (including short-term debt) as of December 31, 2003:

Capital Structure
As of December 31, 2003

	WGL Holdings		Washington Gas
	$000s	Percent	$000s	Percent
Common stock equity	$842,740	49.4%	$798,996	51.1%
Preferred stock equity	28,173	1.6	28,173	1.8%
Long-term debt	637,610	37.4	637,591	40.8%
Short-term debt */	198,244	11.6	99,069	6.3%

Total	$1,706,967	100.0%	$1,563,829	100.0%

*/ Includes current maturities of long-term debt.

          WGL Holdings is authorized under its Articles of Incorporation (Exhibit A-1) to issue 120,000,000 shares of common stock, no par value (“Common Stock”), and 3,000,000 shares of preferred stock, also no par value (“Preferred Stock”).

          1.4 Summary of Current Financing Authority.

     By order dated October 13, 20001, as modified by order dated March 15, 20022 (the “Financing Orders”), the Commission authorized WGL Holdings and the Subsidiaries, in addition to other matters, to conduct certain financing activities through the period ending March 31, 2004. These financing activities included the authority for WGL Holdings to issue and sell (i) up to an aggregate amount of $300 million of securities in the form of common stock, preferred stock, long-term debt securities, and other forms of preferred or equity linked securities, and (ii) an aggregate principal amount of short-term debt not to exceed $300 million outstanding at any time. In addition, Washington Gas was authorized to issue and sell short-term debt of up to $350 million outstanding at any one time. Intrasystem financing was approved and WGL Holdings was authorized to enter into guarantees and capital maintenance agreements and similar arrangements of up to $400 million outstanding at any one time. The Non-Utility Subsidiaries were authorized to provide guarantees and other forms of credit support on behalf of other Non-Utility Subsidiaries3 in an aggregate principal amount not to exceed $200 million outstanding at any one time. WGL Holdings and the Subsidiaries were also authorized to enter into Interest Rate Hedges and Anticipatory Hedges. WGL Holdings and Participating

[1]	Holding Company Act Release No. 35-27253.

[2]	Holding Company Act Release No. 35-27499.

[3]	Terms with initial capitalization in this paragraph are defined terms in the Financing Orders.

Subsidiaries were authorized to establish a Money Pool. Certain Changes in Capital Stock were authorized and organization of Financing Subsidiaires and Intermediate Subsidiaries were also authorized. Washington Gas was authorized to invest not more than $100 million in existing or new non-utility subsidiaries engaged in the business of providing certain financing of energy-related equipment. Non-exempt, non-utility subsidiaries were authorized to pay dividends with respect to the securities of these companies out of capital and unearned surplus. Washington Gas was authorized to provide certain services to other system companies under certain Service Agreements.

          1.5 Summary of Requested Approvals; Use of Proceeds.

          In this Application/Declaration, the Applicants are seeking authority, to the extent that such transactions are not otherwise exempt under the Act, for: (1) a program of external financing, (2) intrasystem financing and credit support arrangements and (3) interest rate hedging measures. The Applicants are requesting approval for each of the proposals contained herein for the period from the effective date of the order through March 31, 2007 (“Authorization Period”).

     The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including: (1) financing, in part, investments by and capital expenditures of WGL Holdings and the Subsidiaries; (2) funding of future investments in any “exempt wholesale generator” (“EWG”), “foreign utility company” (“FUCO”), “exempt telecommunications company” (“ETC”), or “energy-related” or “gas-related” company within the meaning of Rule 58 (“Rule 58 Company”); (3) the repayment, redemption, refunding or purchase by WGL Holdings or any Subsidiary of any of its own securities; and (4) financing working capital requirements of WGL Holdings and its Subsidiaries.

          The Applicants represent that no financing proceeds will be used to acquire the securities of or other interest in any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. WGL Holdings states that the aggregate amount of proceeds of financing and guarantees approved by the Commission in this proceeding used to fund investments in EWGs, FUCOs and ETCs will not, when added to WGL Holdings’ “aggregate investment” (as defined in Rule 53) in all such entities at any point in time, exceed 50% of WGL Holdings’ “consolidated retained earnings” (also as defined in Rule 53). Further, WGL Holdings represents that proceeds of financing and guarantees utilized to fund investments in Rule 58 Companies following registration by WGL Holdings will be subject to the limitations of that rule. WGL Holdings represents that it will not seek to recover through higher rates to Washington Gas’ customers losses attributable to any operations of the Non-Utility Subsidiaries. Finally, WGL Holdings and Washington Gas commit to maintain their common equity, as reflected in the most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, at or above 30% of capitalization.

          1.6 Description of Proposed Financing Program.

     1.6.1 Parameters Applicable to Authorized External Financing Transactions. Authorization is requested herein to engage in financing transactions during the Authorization

Period for which the specific terms and conditions are not at this time known, and which may not be exempt under Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the proposed external financing activities requested to be authorized hereby (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer)4.

Effective Cost of Money. The effective cost of capital on Long-term Debt, Preferred Stock, Preferred Securities, Equity-linked Securities, and Short-term Debt (as these terms are defined further below) will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital (i) on any series of Long-term Debt exceed 500 basis points over a U.S. Treasury security having a remaining term equivalent to the term of such series, (ii) on any series of Preferred Stock, Preferred Securities or Equity-linked Securities exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, and (iii) on Short-term Debt exceed 300 basis points over the London Interbank Offered Rate (“LIBOR”) for maturities of less than one year.

Maturity. The maturity of Long-term Debt will be between one and 50 years after the issuance thereof. Preferred Stock and equity-linked securities issued directly by WGL Holdings or a Financing Subsidiary may be perpetual in duration.

Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application/Declaration will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

Common Equity Ratio. At all times during the Authorization Period, WGL Holdings and Washington Gas will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt); provided that WGL Holdings will in any event be authorized to issue Common Stock (including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized herein.

Investment Grade Ratings. Applicants further represent that, except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to

4 The Commission has previously authorized financing transactions subject to these same general parameters. See NiSource, Inc., et al. Holding Co. Act Release No. 27789 (Dec. 30, 2003).

be rated “investment grade” if it is rated investment grade by at least one nationally recognized statistical rating organization (“NRSRO”), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (“1934 Act”). Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (March 31, 2007).

     1.6.2. WGL Holdings External Financing. WGL Holdings proposes to issue and sell from time to time Common Stock (“Common Stock”) and Preferred Stock (“Preferred Stock”) and, directly or indirectly through one or more Financing Subsidiaries (as described below in Item 1.11), long-term debt securities (“Long-term Debt”) and other forms of preferred or equity-linked securities (“Equity-linked Securities”). The aggregate amount of all such securities issued during the Authorization Period will not exceed $300 million. In addition, WGL Holdings proposes to issue and reissue, from time to time during the Authorization Period, Short-term Debt (as defined further below) not to exceed $300 million principal amount outstanding at any time.

          (a) Common Stock.

          WGL Holdings proposes to issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Common Stock may be issued pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Although the Company has no present plans to issue Common Stock, if, for example, WGL Holdings were to issue $70 million of Common Stock at the closing price on January 30, 2004 of $27.95, it would result in an issuance of approximately 2.5 million shares. WGL Holdings also proposes to issue stock options, performance shares, stock appreciation rights (“SARs”), warrants, or other stock purchase rights that are exercisable for Common Stock and to issue Common Stock upon the exercise of such options, SARs, warrants, or other stock purchase rights.

          WGL Holdings may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by WGL Holdings) or directly by one or more underwriters acting alone. Common Stock may be sold directly by WGL Holdings or through agents designated by WGL Holdings from time to time. If dealers are utilized in the sale of Common Stock, WGL Holdings will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, WGL Holdings may grant the underwriters thereof a “green shoe” option permitting the purchase from WGL Holdings at the same price additional shares then being offered solely for the purpose of covering over-allotments.

          WGL Holdings also requests authority to issue Common Stock, performance shares options, SARs, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other existing companies WGL Holdings is seeking to acquire, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder. If Common Stock or other securities linked to Common Stock is used as consideration in connection with any such authorized or exempt acquisition, the market value of the Common Stock on the day before closing of the acquisition, or the average high and low market prices for a period prior to the closing, as negotiated by the parties, will be counted against the proposed $300 million limitation on financing.

          Under WGL Holding’s Dividend Reinvestment and Common Stock Purchase Plan (“DRP”), as amended, participating shareholders of WGL Holdings may reinvest dividends and make optional cash purchases of shares of Common Stock. The DRP may also be amended to allow for purchases of Common Stock under the plan by new investors.

          Currently, WGL Holdings maintains the following employee and director stock plans (together with the DRP, the “Stock Plans”):

•	1999 Incentive Compensation Plan, as Amended and Restated. WGL Holdings may issue up to 2,000,000 shares of its common stock pursuant to grants of stock options, performance stock, restricted stock, deferred stock, stock granted as a bonus or in lieu of other awards, or other stock based awards to officers and key employees and to other third parties.

•	Savings Plan and Capital Appreciation Plan. These are 401(k) plans which include WGL Holdings common stock as an investment option.

•	Directors’ Stock Compensation Plan, as Amended and Restated. Under this plan, outside directors receive a portion of their retainer in the form of WGL Holdings common stock. Currently, the plan provides for distribution of 1000 shares annually to each outside director.

•	Long Term Incentive Plan. Under this plan, certain shares of restricted stock of WGL Holdings have been granted to Officers. The shares vest over time. Some shares remain outstanding and will vest according to their terms through 2005. No additional shares will be issued under this plan.

               Shares of Common Stock for use under the Stock Plans described above may either be newly issued shares, treasury shares or shares purchased in the open market. WGL

Holdings will make open-market purchases of Common Stock in accordance with the terms of, or in connection with, the operation of the plans pursuant to Rule 42. WGL Holdings may also acquire treasury shares through other open-market purchases. WGL Holdings also proposes to issue and/or sell shares of Common Stock pursuant to the existing Stock Plans and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application/Declaration.

          (b)  Long-term Debt, Preferred Stock and other Preferred or Equity-Linked Securities.

          WGL Holdings seeks authority to continue to issue its authorized Preferred Stock or, directly or indirectly through one or more Financing Subsidiaries, to issue long-term debt and other types of preferred or Equity-linked Securities (including, specifically, trust preferred securities). The proceeds of Long-term Debt, Preferred Stock, or other Equity-linked Securities would enable WGL Holdings to reduce short-term debt with more permanent capital and provide an important source of future financing for the operations of and investments in non-utility businesses that are exempt under the Act.

          Preferred Stock or other types of Equity-linked Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by WGL Holdings’ board of directors. The dividend rate on any series of Preferred Stock or Equity-linked Securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equivalent to the term of such securities. Dividends or distributions on Preferred Stock or Equity-linked Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred Stock or Equity-linked Securities may only be convertible or exchangeable into shares of Common Stock or unsecured indebtedness.

          Long-term Debt of WGL Holdings will be in the form of unsecured notes (“Debentures”) issued in one or more series. The Debentures of any series (a) may be convertible into any other securities of WGL Holdings, (b) will have a maturity ranging from one to 50 years, (c) will bear interest at a rate not to exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of Debentures, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing arrangement, and (g) may be called from existing investors or put to the company, or both. The Debentures will be issued under an indenture (the “Indenture”) to be entered into between WGL Holdings and a national bank, as trustee.

          WGL Holdings contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities that would resell the Debentures without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

          The maturity dates, interest rates, call and/or put options, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable supplemental indenture or officer’s certificate and purchase agreement or underwriting agreement setting forth such terms.

           Any convertible security will only be convertible into, or linked to, securities that WGL Holdings is otherwise authorized to issue directly, or indirectly, through a Financing Subsidiary on behalf of WGL Holdings.

          Finally, WGL Holdings further represents that apart from securities issued for the purpose of funding money pool operations, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one NRSRO, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. . The ratings test will not apply to any issuance of Common Stock. Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

          (c) Short-term Debt.

          The aggregate principal amount of unsecured short-term debt of WGL Holdings (“Short-term Debt”) at any time outstanding during the Authorization Period shall not exceed $300 million. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed, at the time of issuance, 300 basis points over the London Interbank Offer Rate (“LIBOR”) for maturities of one year or less.

          To provide financing for general corporate purposes, other working capital requirements and investments in new enterprises until long-term financing can be obtained, WGL Holdings may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally.

          WGL Holdings also proposes to establish bank lines of credit in an aggregate principal amount sufficient to support projected levels of Short-term Debt and to provide an alternative source of liquidity. Loans under these lines will have maturities not more than one year from the date of each borrowing. WGL Holdings may also isue in other types of Short-term Debt generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of borrowing; these other types of Short-term Debt would be limited by the parameters described above in Paragraph 1.6.1.

          1.6.3 Washington Gas Financing. Under Rule 52(a), the long-term securities issued and sold by Washington Gas (including, specifically, long-term debt and preferred stock) will be exempt from the pre-approval requirements of Sections 6(a) and 7 of the Act because such securities will have been specifically approved by both the Virginia State Corporation Commission (“SCC-VA”) and the Public Service Commission of the District of Columbia (“PSC-DC”), the agencies with regulatory authority over Washington Gas in the two jurisdictions in which it is incorporated. In contrast, the issuance by Washington Gas of commercial paper and other short-term indebtedness having a maturity of less than 12 months (“Washington Gas Short-term Debt”) will not be exempt under Rule 52(a) since it is not subject to approval by both the SCC-VA and the PSC-DC. Washington Gas is incorporated in both the District of Columbia and Virginia but only the SCC-VA has jurisdiction over issuance of its Short-term Debt. Accordingly, Washington Gas requests approval to issue and sell from time to time during the Authorization Period Washington Gas Short-term Debt in an aggregate principal amount outstanding at any one time not to exceed $350 million. Such Washington Gas Short-term Debt could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to WGL Holdings, bank lines of credit and other debt securities. The effective cost of money on Washington Gas Short-term Debt of authorized in this proceeding will not exceed at the time of issuance 300 basis points over LIBOR for maturities of one year or less.

          Washington Gas may issue Short-term Debt in an amount up to 12% of its total capitalization without approval of the SCC-VA. Applicants request that the Commission reserve jurisdiction over the issuance of Short-term Debt by Washington Gas in excess of 12% of its total capitalization.

          1.6.4 Non-Utility Subsidiary Financing. As described above in Item 1.2, the Non-Utility Subsidiaries are engaged in and expect to continue to be active in energy-related or otherwise functionally-related non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. In almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

          In order to be exempt under Rule 52(b), any loan by WGL Holdings to a Non-Utility Subsidiary or by one Non-Utility Subsidiary to another (“Loan”) must have interest rates and maturities that are designed to parallel the lending company’s effective cost of capital. Any loans by one Non-Utility Subsidiary to another will not exceed $300,000,000 outstanding at any one time during the Authorization Period. However, if a Non-Utility Subsidiary making a borrowing is not wholly-owned by WGL Holdings, directly or indirectly, and does not sell goods or services to Washington Gas, then the Applicants request authority to make Loans to any such associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. The Applicants state that, if WGL Holdings or a Non-Utility Subsidiary were required to charge only its effective cost of capital on a Loan to a less than wholly-owned associate company when market rates were greater, the other owner(s) of such associate company would in effect receive a subsidy from WGL Holdings or other lending Non-Utility Subsidiary equal to the difference between the cost of providing the Loans at its effective cost of capital and the other owner(s’) proportionate share of the price at which it would have to obtain a similar Loan on the open market. WGL Holdings will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to any such intra-system Loan transaction.

          1.7 Guarantees and Other Forms of Credit Support.

          1.7.1 WGL Holdings Guarantees. WGL Holdings requests continued authorization to enter into guarantees and capital maintenance agreements, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, “WGL Holdings Guarantees”) on behalf or for the benefit of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $400 million outstanding at any one time. Subject to such limitation, WGL Holdings may guarantee both securities issued by and other contractual or legal obligations of any Subsidiary. WGL Holdings proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the WGL Holdings Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

          1.7.2 Non-Utility Subsidiary Guarantees. In addition, Non-Utility Subsidiaries request authority to provide guarantees and other forms of credit support (“Non-Utility Subsidiary Guarantees”) on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal amount not to exceed $200 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b)(7) and Rule 52(b). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above in Item 1.7.1.

          1.8 Hedging Transactions.

          1.8.1 Interest Rate Hedges. WGL Holdings, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness (“Interest Rate Hedges”), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties (“Approved Counterparties”) whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor’s Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody’s Investors Service, or Fitch Inc.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today’s capital markets to manage the volatility of interest rates, including but not limited to interest rate swaps, swaptions, caps, collars, floors, forwards, rate locks, structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), and short sales of U.S. Treasury securities. The Applicants would use Interest Rate Hedges as a means of prudently managing the risk associated with any outstanding debt by, for example, (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, or (iii) limiting the impact of changes in interest rates resulting from variable rate debt. The transactions would be for fixed periods and stated notional amounts, which in no case would exceed the principal amount of the underlying debt instrument. The underlying interest rate indices of such Hedging Instrument will closely correspond to the underlying interest rate indices of WGL Holdings’ debt to which such Hedging Instrument relates. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets.

          1.8.2 Anticipatory Hedges. In addition, WGL Holdings and the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the “Anticipatory Hedges”), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a “Forward Sale”), (ii) the purchase of put options on U.S. Treasury obligations (a “Put Options Purchase”), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a “Zero Cost Collar”), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Anticipatory Hedges may be executed on-exchange (“On-Exchange Trades”) with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties (“Off-Exchange Trades”), or a combination of On-Exchange Trades and Off-Exchange Trades. WGL Holdings or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. WGL Holdings or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither WGL Holdings nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

     The Applicants represent that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted U.S. accounting principles (“GAAP”).

          1.9 System Money Pool.

     WGL Holdings and certain of the Subsidiaries hereby request authorization to continue operating a system money pool (“Money Pool”) as previously authorized by the Commission. To the extent not exempted by Rule 52, the Subsidiaries request authorization to make unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. To the extent not exempt by Rule 45(b) or Rule 52(d), as applicable, WGL Holdings is requesting authorization to contribute surplus funds and/or to lend and extend credit to the participating Subsidiaries through the Money Pool. Subsidiaries participating in the Money Pool arrangement are Washington Gas, Crab Run, Hampshire, WGRC, WGEServices, WGESystems, ACI, Brandywood, Consumer Services, Credit Corp. and WG Maritime. WGL Holdings will not make any borrowings from the Money Pool.

          The participating Subsidiaries believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to them than the comparable cost of external short-term borrowings, and the yield to the participating Subsidiaries contributing available funds to the Money Pool will generally be higher than the typical yield on short-term investments.

          Under the terms of the Money Pool Agreement (a form of which is filed herewith as Exhibit B-3), short-term funds will be available from the following sources for short-term loans to the participating Subsidiaries from time to time: (1) surplus funds in the treasuries of Money Pool participants other than WGL Holdings; (2) surplus funds in the treasury of WGL Holdings; and (3) proceeds from bank borrowings and/or commercial paper sales by WGL Holdings or any Money Pool participant for loan to the Money Pool (“External Funds”). Funds will be made available from such sources in such order as WGL Holdings, as administrator of the Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether Washington Gas at any time has surplus funds to lend to the Money Pool or shall lend funds to the Money Pool will be made by Washington Gas’ chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in Washington Gas’ sole discretion.

          A participating Subsidiary that borrows from the Money Pool will borrow pro rata from each participant that lends, in the proportion that the total amount loaned by each such lending Money Pool participant bears to the total amount then loaned through the Money Pool. On any day when more than one funding source (e.g., surplus treasury funds of WGL Holdings and other Money Pool participants (“Internal Funds”) and External Funds), with different rates of interest, is used to fund loans through the Money Pool, each borrower would borrow pro rata from each such funding source in the Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool.

          Borrowings from the Money Pool will require authorization by the borrower’s chief financial officer or treasurer, or by a designee thereof. No party will be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Money Pool would be made to, and no borrowings through the Money Pool will be made by, WGL Holdings.

          The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Money Pool participants lending External Funds to the Money Pool will initially be paid by the participant maintaining such line. A portion of such costs — or all of such costs in the event a Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Money Pool — will be retroactively allocated every month to the participating borrowers in proportion to each such participant’s estimated peak short-term borrowing requirements.

          If only Internal Funds make up the funds available in the Money Pool, the interest rate applicable and payable to or by subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

          If only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans of such External Funds will be equal to the lending company’s cost for such External Funds (or, if more than one Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Money Pool participants for such External Funds). In cases where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such “blended” funds would be a composite rate equal to the weighted average of the cost of all such External Funds (as determined pursuant to this paragraph, above). In circumstances where Internal Funds and External Funds are available for loans through the Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a “blend” of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

          Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool’s liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) bankers’ acceptances; (v) repurchase agreements; (vi) tax exempt notes; (vii) tax exempt bonds; (viii) tax exempt preferred stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Money Pool in accordance with the proportion each participant’s contribution of funds bears to the total amount of funds in the Money Pool and the cost of funds provided to the Money Pool by such participant.

          Each Applicant receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Money Pool could be prepaid by the borrower without premium or penalty.

          Only those Non-Utility Subsidiaries identified above shall borrow through the Money Pool. WGL Holdings shall undertake to file a post-effective amendment in this proceeding seeking approval to add any additional Non-Utility Subsidiary to borrow through the Money Pool. It is proposed that, without further authorization of the Commission, other current or future Non-Utility Subsidiaries may participate in the Money Pool as lenders but not as borrowers. Applicants request that the Commission reserve jurisdiction over the addition of any other Non-utility Subsidiary as a borrower in the Money Pool. 1

          Proceeds of any short term borrowings from the Money Pool may be used by a participant: (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. Washington Gas requests authority to borrow up to $350 million at any one time outstanding from the Money Pool. Borrowings by Washington Gas from the Money Pool will be counted against the limit on Washington Gas’s Short-term Debt set forth in Item 1.6.3, above.

[1]	The SCC-VA has jurisdiction over participation by Washington Gas in the Money Pool and has issued an order approving that participation.

          1.10 Changes in Capital Stock of Subsidiaries.

     The portion of an individual Subsidiary’s aggregate financing to be effected through the sale of stock to WGL Holdings or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned Subsidiary’s authorized capital stock capitalization by an amount deemed appropriate by WGL Holdings or other intermediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by Washington Gas would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission(s) in the state or states in which Washington Gas is incorporated and doing business.

          1.11 Financing Subsidiaries. WGL Holdings and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, “Financing Subsidiaries”) created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of WGL Holdings and the Subsidiaries through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties. Financing Subsidiaries would loan, dividend or otherwise transfer the proceeds of any such financing to its parent or to other Subsidiaries, provided, however, that a Financing Subsidiary of Washington Gas will dividend, loan or transfer proceeds of financing only to Washington Gas. The terms of any loan of the proceeds of any securities issued by a Financing Subsidiary to WGL Holdings would mirror the terms of those securities. WGL Holdings may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries may also provide guarantees and enter into expense agreements (“Expense Agreements”) pursuant to Rules 45(b)(7) and 52, as applicable, if required on behalf of any Financing Subsidiaries which they organize. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Subsidiary from its parent or another Subsidiary for bankruptcy purposes, and if the rating agencies require that any Expense Agreement whereby the parent or Subsidiary provides services related to the financing to the Financing Subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or Subsidiary in the event of the bankruptcy of the parent or Subsidiary without interruption or an increase of fees, then Applicants seek approval under Section 13(b)of the Act and rules 87 and 90 to provide the services described in this paragraph at not to exceed a market price but only for so long as such Expense Agreement established by the Financing Subsidiary is in place. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on WGL Holdings Guarantees or Subsidiary Guarantees, as the case may be, set forth in Item 1.7.1 or Item 1.7.2, above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on WGL Holdings Guarantees or Subsidiary Guarantees, as the case may be.

          1.12 Intermediate Subsidiaries. WGL Holdings requests authority to acquire, directly or indirectly through a Non-Utility Subsidiary, the securities of one or more new subsidiary companies (“Intermediate Subsidiaries”) which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, or ETCs (“Exempt Companies”), Rule 58 Companies or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding).5 WGL Holdings also requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities at fair market prices determined without regard to cost, and therefore requests an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

(1)	A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

(2)	An EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not Washington Gas;

(3)	A “qualifying facility” (“QF”) within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended (“PURPA”) that sells electricity exclusively (a) at rates negotiated at arms’-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser’s “avoided cost” as determined in accordance with the regulations under PURPA;

(4)	A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not Washington Gas; or

(5)	A Rule 58 Subsidiary or any other Non-Utility Subsidiary that (a) is partially-owned by WGL Holdings, provided that the ultimate purchaser of such goods or services is not Washington Gas (or any other entity that WGL Holdings may form whose activities and operations are primarily related to the provision of goods and services to Washington Gas), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

[5] WGL Holdings does not hold an interest in any EWG, FUCO or ETC at this time.

          An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any Exempt Company, Rule 58 Company, or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by WGL Holdings and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit WGL Holdings’ exposure to U.S. and foreign taxes; (7) to further insulate WGL Holdings and Washington Gas from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from: (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by WGL Holdings from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Non-Utility Subsidiary pursuant to Rule 52. To the extent that WGL Holdings provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in WGL Holdings’ “aggregate investment” in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

          WGL Holdings may, from time to time, to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, WGL Holdings may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary or sell (or cause a Non-Utility Subsidiary to sell) the equity securities of one Non-Utility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder, WGL Holdings hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries WGL Holdings’ ownership interests in existing and future Non-Utility Subsidiaries. Such transactions may take the form of a Non-Utility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary, and Intermediate Subsidiaries acquiring, directly or indirectly, the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. WGL Holdings will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.1

          1.13 Certificates of Notification. WGL Holdings proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Certificates of notification will be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

(a)	The sales of any Common Stock by WGL Holdings and the purchase price per share and the market price per share at the date of the agreement of sale;

(b)	The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise;

(c)	If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

(d)	The amount and terms of any Long-term Debt, Preferred Stock, or other Equity-linked Securities issued directly or indirectly during the quarter by WGL Holdings and the total amount of any such Long-term Debt, Preferred Stock or other Equity-linked Securities issued during the Authorization Period;

(e)	The amount and terms of any Short-term Debt issued by WGL Holdings or Washington Gas during the quarter;

(f)	Information regarding intra-system loan transactions, including the maximum amounts of money pool borrowings and investments for each participant during the reporting period and during the Authorization Period

(g)	The name of the guarantor and of the beneficiary of any WGL Holdings Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and during the Authorization Period and the amount, terms and purpose of the guarantee;

(h)	The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter and the total amount of any such financings during the Authorization Period that are not exempt under Rule 52;

(i)	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the total amount of any such Interest Rate Hedges and Anticipatory hedges entered into during the Authorization Period and the identity of the parties to such instruments;

[1]	In the event a proxy solicitation is necessary in connection with any reorganization of the Non-Utility Subsidiaries, the Company will seek any necessary commission authority under sections 6(a)(2) and 12(e) of the Act.

(j)	The name, parent company, and amount invested in any (a) new Intermediate Subsidiary, or (b) Financing Subsidiary during the quarter and the total amount of any such investments during the Authorization Period and any consolidation or reorganization of an Intermediate Subsidiary;

(k)	If any Subsidiaries are Variable Interest Entities (“VIEs”) as that term is used is FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

(l)	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

(m)	A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

(n)	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including WGL Holdings, that has engaged in any jurisdictional financing transactions during the quarter. These financial statements may be incorporated by reference to Form 10-Q.

Item 2. Fees, Commissions and Expenses.

          The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $20,000. The above fees do not include underwriting fees and other expenses incurred in consummating financings covered hereby.

Item 3. Applicable Statutory Provisions.

          3.1 General. Sections 6(a) and 7 of the Act are applicable to the issuance of Common Stock and Preferred Stock and to the direct or indirect issuance of Debentures or other forms of preferred or equity-linked securities by WGL Holdings, and to the issuance of Short-term Debt by WGL Holdings and Washington Gas. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of WGL Holdings Guarantees and to Non-Utility Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to WGL Holdings’ or any Non-Utility Subsidiary’s acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary, and to WGL Holdings’ investment in existing or new subsidiaries to engage in financing of energy-related equipment, products or services. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Non-Utility Subsidiary.

          3.2 Compliance with Rules 53 and 54. The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Rule 53(a)(1): WGL Holdings does not hold any interest in any EWG or FUCO.

          Rule 53(a)(2): WGL Holdings will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. WGL Holdings will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): If a financing under Rule 53 is executed, WGL Holdings will submit a copy of the related Application/Declaration and will submit copies of any required Rule 24 certificates, as well as a copy of WGL Holdings’ Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Washington Gas.

          In addition, WGL Holdings states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

Item 4. Regulatory Approvals.

     The SCC-VA has jurisdiction over the issuance of indebtedness by Washington Gas having a maturity of less than 12 months if the amount thereof exceeds 12% of total capitalization of Washington Gas. The SCC-VA also has jurisdiction over approval of agreements between Washington Gas and its affiliated companies, including the Money Pool Agreement. Except as stated above, no state commission, and no federal commission, other than this Commission, has jurisdiction over any of the transactions proposed herein.

Item 5. Procedure.

     The Applicants respectfully request that the Commission publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable and issue an order approving the authorizations requested herein as the earliest possible date. The Applicants further request that there be no 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective; waive a recommended decision by a hearing officer or any other responsible officer of the Commission; and consent to the participation of the Division of Investment Management in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements

          A. Exhibits.

A-1	Articles of Incorporation of WGL Holdings (incorporated by reference on Form S-4, filed with Commission February 2, 2000, Appendix B, Registration No. 333-96017).

A-2	By-Laws of WGL Holdings (incorporated by reference on Form S-4, filed with Commission February 2, 2000, Appendix C, Registration No. 333-96017).

A-3	Charter of Washington Gas (incorporated by reference to Exhibit 3.1 to Washington Gas’ Annual Report on Form 10-K for the fiscal year ended September 30, 1990 in File 1-1483).

A-4	Bylaws of Washington Gas, as amended (incorporated by reference to Exhibit 3 to Washington Gas’ Annual Report on Form 10-K for the fiscal year ended September 30, 2003 in File 0-49807).

B-1	Indenture dated September 1, 1991, between Washington Gas and Bank of New York (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K dated September 12, 1991, in File No. 1-1483).

B-2	Supplemental Indenture of Washington Gas, dated September 1, 1993 (incorporated by reference to Exhibit 5 to Washington Gas’ Current Report on Form 8-K, dated September 10, 1993, in File No. 1-1483).

B-3	Form of Money Pool Agreement (Previously Filed).

C	Registration Statement on Form S-3 filed on April 16, 2003, by Washington Gas (including Prospectus for Medium Term Notes, Series G, incorporated by reference to File No. 333-104574).

E	Map of Washington Gas service area (incorporated by reference to Exhibit E-1 to Application or Declaration on Form U-1 filed with the Commission on October 13, 2000 in Docket No. 70-9653).

F	Opinion of Counsel.

G	Proposed Form of Federal Register Notice (Previously Filed).

H-1	Dividend Reinvestment and Common Stock Purchase Plan (incorporated by reference to Registration Statement on Form S-3 filed by WGL Holdings on October 12, 2000, File No. 33-61199).

H-2	1999 Incentive Compensation Plan, As Amended and Restated (incorporated by reference to Registration Statement Form S-8 filed by WGL Holdings on April 16, 2003, File No. 333-104573).

H-3	Savings Plan and Capital Appreciation Plan (incorporated by reference to Registration Statement on Form S-8 filed by Washington Gas on April 16, 2003, File No. 333-104572).

H-4	Directors’ Stock Compensation Plan, As Amended and Restated (incorporated by reference to Registration Statement on Form S-8 filed by WGL Holdings on April 16, 2003, File No. 333-104571).

H-5	Long Term Incentive Compensation Plan (incorporated by reference to Registration Statement on Form S-8 filed by WGL Holdings on October 19, 2000, File No. 333-01469).

          B. Financial Statements.

FS-1	WGL Holdings Consolidated Statements of Income for the fiscal year ended September 30, 2002	See Annual Report of WGL Holdings on Form 10-K for the fiscal year ended September 30, 2002 in File No. 1-16163.

FS-2	WGL Holdings Consolidated Balance Sheets as of September 30, 2002	See Annual Report of WGL Holdings on Form 10-K for the fiscal year ended September 30, 2002 in File No. 1-16163.

FS-3	WGL Holdings Consolidated Statements of Income for the twelve months ended September 30, 2003	See Annual Report of WGL Holdings on Form 10-K for the fiscal year ended September 30, 2003 in File No. 1-16163.

FS-4	WGL Holdings Consolidated Balance Sheets as of September 30, 2003	See Annual Report of WGL Holdings on Form 10-K for the fiscal year ended September 30, 2003 in File No. 1-16163.

FS-5	WGL Holdings Cash Flow and Capitalization Forecast (filed pursuant to a request for confidential treatment)

Item 7. Information as to Environmental Effects.

          None of the matters that are the subject of this Application/Declaration involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operations of any of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

WGL Holdings, Inc.
Washington Gas Light Company
Crab Run Gas Company
Hampshire Gas Company
Washington Gas Resources Corporation
Brandywood Estates, Inc.
WG Maritime Plaza I, Inc.
Washington Gas Consumer Services, Inc.
Washington Gas Credit Corporation

By:	/s/ Shelley C. Jennings

Name:	Shelley C. Jennings
Title:	Treasurer

American Combustion Industries, Inc.

By:	/s/ William Zielinski

Name:	William Zielinski
Title:	Treasurer

Washington Gas Energy Services, Inc.

By:	/s/ Philip G. Woodyard

Name:	Phillip G. Woodyard
Title:	Treasurer

Washington Gas Energy Systems, Inc.

By:	/s/ George B. Mank

Name:	George B. Mank
Title:	Treasurer

Date: March 31, 2004